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06009914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 29 2006
WASH, D.C.
209

SEC FILE NUMBER
8- 50039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POLAR INVESTMENT COUNSEL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19547 210th Avenue NE
(No. and Street)

Thief River Falls (City) Minnesota (State) 56701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Jordan 218-681-7344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S. Western Ave., (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polar Investment Counsel, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JOANNE L. CRAMER NOTARY PUBLIC STATE OF WISCONSIN

Sworn and subscribed to me on the 20th day of July, 2006.
County of Racine, State of Wisconsin.
My commission expires 9/20/2009.

Signature

President
Title

Notary Public Joanne L. Cramer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLAR INVESTMENT COUNSEL, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Polar Investment Counsel, Inc.

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc. as of June 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.
DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 20, 2006

POLAR INVESTMENT COUNSEL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 87,392
Receivable from broker/dealers	217,838
TOTAL ASSETS	$ 305,230

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Related party payable	$ 28,001
Commissions payable	137,400
Total Liabilities	$ 165,401
SHAREHOLDERS' EQUITY	
Common stock, no par value; 9,000 shares authorized, 100 shares issued and outstanding	$ 25,000
Additional paid in capital	67,384
Retained earnings	47,445
Total Shareholders' Equity	$ 139,829
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 305,230

The accompanying notes are an integral part of this financial statement.

POLAR INVESTMENT COUNSEL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on May 22, 1995. The Company is a wholly-owned subsidiary of Kodiak Group, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business activity is the sale of securities. Operations began in July, 1997.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - The Company's cash balances on deposit at various financial institutions at times may exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association the Company is

NOTE 2 - NET CAPITAL REQUIREMENTS - (*Continued*)

subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and the Commodities Futures Trading Commission Regulation 1.17(A)(1)(ii) which require the maintenance of minimum net capital and require that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2006 the Company's net capital and required net capital were $98,649 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 168%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Kodiak Group, Inc. (Parent). The Company files consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

The Company is also affiliated through common ownership and control with Jordan's Adventures, Inc.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses. The expenses incurred to the Parent for the year ended June 30, 2006 are as follows:

Compensation and related benefits	$ 179,584
Occupancy	55,128
Communications	45,169
Other	324,531
Total	$ 604,412

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded options, mortgaged-backed to-be-announced (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - (*Continued*)

Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement.

NOTE 5 - CONTINGENCY

The Company has been named as a respondent in a National Association of Securities Dealers, Inc. (NASD) arbitration matter by a former registered representative of the Company. The former registered representative is seeking compensatory damages of $124,107 plus legal fees and interest. The Company intends to vigorously defend itself against the claim. At this time, legal counsel for the Company is unable to determine the likelihood of an unfavorable outcome regarding this matter.